SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-5641 Excerpt of DEL-131/2019. RCA 838, dated June 27, 2019.

CERTIFICATE

EXCERPT OF THE MINUTES OF THE EIGHT HUNDRED AND THIRTY-EIGHTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ 00001180/0001-26

It is hereby certified, for all due intents and purposes, that the 838th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) was held on the twenty-seventh day of June of two thousand nineteen, at 02:15pm, and the works were interrupted at 07:10pm. The meeting was resumed at 09:00am on the twenty-eighth of June of two thousand and nineteen. The works were closed on this same day, at 02:45pm. On the first day, the meeting was held at Eletrobras’ central office, at Rua da Quitanda, No. 196, 25th floor, Centro, Rio de Janeiro-RJ. On the second day, the meeting was held at the central office of controlled company FURNAS, at Rua Real Grandeza, 219, Block A, 17th floor, Botafogo, Rio de Janeiro – RJ. The chair of business, attending in person, was Director JOSÉ GUIMARÃES MONFORTE. The Directors MAURO GENTILE RODRIGUES CUNHA, RICARDO BRANDÃO SILVA, RUY FLAKS SCHNEIDER, VICENTE FALCONI CAMPOS, DANIEL ALVES FERREIRA and LUIZ EDUARDO DOS SANTOS MONTEIRO were present in person. The Director MARCELO DE SIQUEIRA FREITAS participated in the meeting via videoconference. The Director BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO participated in person in the meeting held on 06.28.2019 and voted electronically on 06.27.2019. Directors WILSON PINTO FERREIRA JR. and FELIPE VILLELA DIAS justified their absences. Deliberation: RES-155, dated 06/27/2019. Process of Incorporation of Eletrosul by CGTEE – Protocol of Incorporation and Justification Instrument. RES-296, dated 05/13/2019. RES-296, dated 06/17/2019. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising their powers, and together with a decision of the Executive Board, in the following supporting material and documents: (i) Excerpt of the 057th meeting of the Audit and Statutory Risk Committee -  CAE, held on 05.08.2019; (ii) Resolution of the Executive Board No. 296, dated 05.13.2019; (iii) Report to the Executive Board DG-033, of 05.13.2019; (iv) Excerpt of the 59th meeting of the Audit and Statutory Risk Committee – CAE, held on 05.17.2019; (v) Resolution of the Executive Board No. 390, of 06.17.2019; (vi) Report to the Executive Board DG-041, of 06.17.2019; (vii) Excerpt of the 064th meeting of the Audit and Statutory Risk Committee – CAE, held on 06.19.2019; RESOLVED: 1. approve the model of incorporation of Eletrosul by CGTEE, under the terms proposed by RES-296/2019, subject to the provisions of item 4 of this Resolution; 2. approve the Incorporation Protocol and Instrument of Justification of Incorporation between CGTEE and Eletrosul, under the terms proposed by RES-296/2019, subject to the provisions of item 4 of this Resolution; 3. approve the Accounting Reports of Eletrosul and CGTEE and the Draft of Bylaws of CGTEE, post-incorporation, documents that comprise the Protocol and Instrument mentioned above, under the terms proposed by RES-296/2019, subject to the provisions of item 4 of this Resolution; 4. approve, under the terms proposed RES-390/2019, change of the head office of CGTEE from Candiota to the city of Florianópolis – current head office of Eletrobras Eletrosul – which is in the Draft of the Bylaws of  CGTEE (Chapter I, Art. 2), post-incorporation, a document that is part of the Incorporation Protocol and Instrument of Justification of Incorporation of Eletrosul by CGTEE; 5. determine that the Presidency - PR, the Generation Board - DG, the Financial and Investor Relations Board - DF, the General Secretariat –  PRGS, and the Governance Secretariat of the Board of Directors –  CAAS adopt, within their respective scope of actions, the measures necessary for compliance with this Deliberation. This certificate is issued and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors.

Rio de Janeiro, July 5, 2019.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.